UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                           WASHINGTON, D.C. 20549-3628


     DIVISION OF
CORPORATION FINANCE


                                                              October 8, 2020

  Via E-Mail
  Samantha H. Crispin, Esq.
  Baker Botts L.L.P.
  30 Rockefeller Plaza
  New York, New York 10112

          Re:     Schedule 13E-3
                  Filed by GCI Liberty, Inc., Liberty Broadband Corporation, John C. Malone
                      et. al
                  Filed on September 17, 2020
                  File No. 5-38452

                  GCI Liberty, Inc.
                  Preliminary Statement on Schedule 14A
                  Filed on September 17, 2020
                  File No. 1-38385

                  Liberty Broadband Corporation
                  Registration Statement on Form S-4
                  Filed September 17, 2020
                  File No. 333-248854

  Dear Ms. Crispin:

          We have reviewed the above filings and have the following comments. In some of our comments, we may ask the relevant filing persons to provide us with information so we may
  better understand the filing persons    disclosure.

          Please respond to this letter by amending the filings, by providing the requested information, or by advising us when the filing persons will provide the requested response. If the filing persons do not believe our comments apply to their facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing any amendments to the filings and the information provided in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the joint proxy statement/prospectus.
 Samantha H. Crispin, Esq.
Baker Botts L.L.P.
October 8, 2020
Page 2

Joint Proxy Statement/Prospectus

General

1. We note the disclosure first appearing on page 22 of the proxy statement/prospectus that holders of GCI Liberty Series A common stock will receive non-voting shares of Liberty
       Broadband Series C common stock as merger consideration. With a view towards disclosure, please advise what consideration was given to more prominently providing such disclosure to holders of GCI Liberty Series A common stock

Joint Letter to Stockholders of Liberty Broadband and GCI Liberty

2. We note disclosure in the joint letter and on pages 2 and 29 that Mr. Malone and the JCM
       Trust may exchange a number of shares of Liberty Broadband Series C common stock on a one-for-one basis for the waived shares of Liberty Broadband Series B common stock in order to preserve the target voting power of approximately 49% following the occurrence of certain voting dilution events which would result in Mr. Malone's voting
       power falling below the target voting power less 0.5% and    in certain
other
       circumstances.    Please disclose these other circumstances.

Special Factors, page 21

3.     We note disclosure on the following pages regarding Evercore   s
discussions with the
       Special Committee related to the Rule 13e-3 transaction:

             page 41 (describing the May 12 meeting where Evercore discussed its views as to certain potential alternative transactions)
             page 43 (describing the June 10 meeting where Evercore discussed the implied premium of the then proposed exchange ratio, valuation components and a
           comparison of the historical trading price and historical ratio)
             page 43 (describing the June 17 meeting where Evercore reviewed with the GCI
           Liberty special committee Evercore   s preliminary valuation
analyses of GCI Liberty
           and Liberty Broadband, certain preliminary valuation analyses with respect to the proposed business combination, the discount to market value and various metrics regarding both the amount and form of consideration)
             page 44 (describing the June 23 meeting where Evercore reviewed various topics disclosed in the last paragraph on page 44 and the first paragraph on page 45)
             page 48 (describing the June 28 meeting where Evercore reviewed various topics disclosed in the last paragraph on page 48 and the first paragraph on page 49)
             page 50 (describing the June 30 meeting where Evercore reviewed with the GCI
           Liberty special committee its analysis of the market response to the disclosure of the negotiated exchange ratio)
 Samantha H. Crispin, Esq.
Baker Botts L.L.P.
October 8, 2020
Page 3

       Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. While it appears the above pages include summaries
       of presentations made by Evercore during the special committee   s
evaluation of the
       transaction, please file any written materials, if applicable, as exhibits to the Schedule
       13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12,
       1980) and Charles Ephraim (Sep. 30, 1987).

Position of Liberty Broadband, Merger LLC and Merger Sub as to the Fairness   ,
page 61

4. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
       to each filing person   s fairness determination and should be discussed
in reasonable
       detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April
       13, 1981). Please revise this section to either include the factor described in clause (vi) of
       Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant.

5.     Refer to the preceding comment. Please revise the disclosure in the
section entitled    GCI
       Liberty   s Purpose and Reasons for the Combination; Fairness of the
Combination    to
       either include the factors described in clauses (iii), (iv), (v) and
(vi) of Instruction 2 to
       Item 1014 or explain why such factors were not deemed material or relevant. Similarly,
       please revise the disclosure in the section entitled    Position of Mr.
Malone as to the
       Fairness of the Combination    to either include the factor described in
clause (vi) of
       Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant.

Liberty Broadband Unaudited Prospective Financial Information, page 105

6.     Disclosure on page 106 indicates that the Liberty Broadband financial
projections    were
       based on numerous variables and assumptions    and that the Liberty
Broadband financial
       projections    also reflect numerous variables, expectations and
assumptions available at
       the time they were prepared       Disclosure on page 107 indicates that
the Skyhook
       standalone projections    were based on numerous variables and
assumptions.    Similar
       disclosure is found on page 108 regarding the Liberty Broadband standalone cost projections, pro forma corporate cost synergies and pro forma NOL estimates. Please revise to disclose such variables and assumptions with specificity.

7. Refer to the preceding comment. Similar disclosure appears in the last paragraph on page
       110 with respect to the GCI Liberty projections. Please revise to disclose such variables and assumptions with specificity.

                                     *       *       *       *
 Samantha H. Crispin, Esq.
Baker Botts L.L.P.
October 8, 2020
Page 4


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers &
Acquisitions